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Allison M. Fumai allison.fumai@dechert.com +1 212 698 3526 Direct +1 212 698 3599 Fax

November 27, 2019

Securities and Exchange Commission

Washington, D.C. 20549

Attention: Lauren Hamilton, Division of Investment Management

Re:	RiverNorth Opportunities Fund, Inc. (the “Fund”) File Nos. 333-225152; 811-22472

Dear Ms. Hamilton:

We are writing in response to a telephonic comment provided on November 26, 2019 with respect to Post-Effective Amendment No. 8 to the Fund’s registration statement filed on Form N-2 under the Securities Act of 1933, as amended (“Securities Act”), and Amendment No. 20 to the Fund’s registration statement filed under the Investment Company Act of 1940, as amended (“1940 Act”), on November 25, 2019 on behalf of the Fund, a closed-end investment company. The Fund has considered your comment and has authorized us to make the response discussed below on its behalf.

Comment 1. The Staff notes that the Fund’s registration statement does not contain a senior securities table. However, the Statement of Assets and Liabilities in the Fund’s annual report to shareholders dated July 31, 2019 lists $3,333 as “payable for borrowing.” If this item does not concern senior securities, please explain what this item represents.

Response: The Fund confirms that the payable for borrowing relates to the Fund’s credit facility, specifically representing a payable for the facility’s commitment fee that was incurred during the fiscal-year ended July 31, 2019. However, the Fund has not included the senior security table because as of the end of each of the Fund’s fiscal years since inception, the Fund did not have any borrowings under the Fund’s credit facility or any other senior security outstanding that would require disclosure in the table.

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If you would like to discuss the response in further detail or if you have any questions, please feel free to contact me at 212-698-3526. Thank you.

Sincerely,

/s/Allison M. Fumai

Allison M. Fumai